Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERED STOCK DIVIDENDS

	Three Months Ended March 31, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
Earnings:
Pre-tax income (loss) before income or loss from equity investees	$953	$(6,068)	$(588,542)	$(20,291)	$(74,368)	$(46,020)
Fixed charges	1,380	6,548	5,246	28,112	37,014	30,703

Total earnings	$2,333	$480	$(583,296)	$7,821	$(37,354)	$(15,317)

Fixed Charges and Preferred Dividends:
Interest expense	$275	$1,784	$2,620	$26,739	$33,433	$28,723
Portion of rentals representative of interest factor (1)	205	927	2,156	1,373	3,581	1,980
Preferred stockholder dividends (2)	900	3,837	470	—	—	—

Total fixed charges	$1,380	$6,548	$5,246	$28,112	$37,014	$30,703

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.7	*	*	*	*	*

*	Calculation not meaningful as ratio is less than 1. For the years ended December 31, 2009, 2008, 2007, 2006 and 2005, our earnings were insufficient to cover our combined fixed charges and preferred stock dividends by approximately $6.1 million, $588.5 million, $20.3 million, $74.4 million and $46.0 million, respectively.
(1)	The interest factor in rent expense is estimated as one-third of rental expense.
(2)	Calculated based on the pre-tax earnings required to cover preferred stockholder dividends accrued during each respective period.